LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2001	jgorman@luselaw.com

October 27, 2006

Mr. William Friar

Senior Financial Analyst

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Oritani Financial Corp., Registration Statement on Form S-1
File No. 333-137309

Dear Mr. Friar:

We are in receipt of your letter dated October 12, 2006 providing comments on the referenced filing for Oritani Financial Corp. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.

General

1.	In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

The Company will supplementally provide the branch network map to the Staff. Logos and other graphics have yet to be prepared.

2.	Confirm that you will distribute this prospectus with each proxy statement distributed to depositors who will vote on the plan of conversion.

The Company notes that it is currently a mutual holding company and therefore no depositor vote for the stock offering is required.

LUSE GORMAN POMERENK & SCHICK

                    A PROFESSIONAL CORPORATION

Mr. William Friar

October 27, 2006

3.	Please consider the updating requirements of Rule 3-12(g) of Regulation S-X when you file your next amendment to the registration statement.

The Company included a “Recent Developments” section in this amendment to its Registration Statement.

4.	Please file an updated consent of the independent accountants as an exhibit in your next amendment. Refer to Item 302 of Regulation S-T.

The updated consent of the independent accountant is included herein as Exhibit 23.1.

Our Policy Regarding Dividends, page 17

5.	Note in this section that you anticipate that the MHC will waive right to dividends, assuming that the company were to pay them.

The above-referenced section has been revised pursuant to the Staff’s comment.

6.	Here or in the main section, disclose the amount available for the payment of dividends.

The Company has disclosed the amount available for the payment of dividends in the main section, “Our Policy Regarding Dividends.”

Oritani Savings Bank may use the proceeds…page 34

7.	Expand this section to discuss any specific plans to establish any de novo branches. If there are none, expand the end of bullet point two to also cover de novo branches. If you have any specific plans to use the funds to support new products and services, please discuss.

The above-referenced section has been revised pursuant to the Staff’s comment.

Allowance for Loan Losses, page 82

8.	In the table on page 83, please consider including the ratio of the allowance for loan losses to non-performing assets.

The Company has concluded that disclosing this ratio would not be meaningful given the current amount of non-performing assets.

LUSE GORMAN POMERENK & SCHICK

                    A PROFESSIONAL CORPORATION

Mr. William Friar

October 27, 2006

Director Fees, page 120

9.	Disclose how many meetings were held by Oritani Financial Corp. and how many meetings were held by Oritani Savings Bank during fiscal 2006. Also disclose here who is the Lead Director, who is the Chairman of the Audit Committee and who are the chairmen of the other board committees. We believe that it would be helpful to the reader if you aggregated all fees paid to each of the five non-employee directors and disclosed that amount.

The Staff is directed to the “Management-Meetings and Committees of the Board of Directors of Oritani Financial Corp.” for disclosure on the number of meetings held by Oritani Financial Corp. and Oritani Savings Bank during fiscal 2006, and the chairman of each committee. We have revised “Director Fees” to include the Lead Director and the aggregate amount of fees paid to all of the non-employee directors.

Directors Deferred Fee Plan, page 121

10.	With respect to the credit to accounts under the plan that pays interest at a rate equal to the greater of the Citibank Prime Rate or 9%, disclose the amount that was credited to directors for fiscal 2006.

The above-referenced section has been revised pursuant to the Staff’s comment.

Benefit Equalization Plan, page 124

11.	In the penultimate sentence of the first paragraph, disclose the number of participants in this plan. In the second paragraph, disclose for the five named officers, the amount of interest paid under the plan that pays the greater of the Citibank Prime Rate or 9%, or revise footnote (4) to clearly state that this includes all interest that has been accrued during the year under this plan.

The above-referenced section has been revised pursuant to the Staff’s comment.

Senior Officers and Directors Post-Retirement Medical Coverage, page 126

12.	Disclose the number of employees covered under this plan and the cost to the company during fiscal 2006 for the named officers.

The above-referenced section has been revised pursuant to the Staff’s comment.

LUSE GORMAN POMERENK & SCHICK

                    A PROFESSIONAL CORPORATION

Mr. William Friar

October 27, 2006

Group Life Insurance Retirement Plan, page 126

13.	Disclose the cost to the company of this plan for named officers and directors.

The above-referenced section has been revised pursuant to the Staff’s comment.

Other Transactions, page 131

14.	In the last sentence, state if true, that in the opinion of management the terms were as fair to the company as could have been made with unaffiliated parties.

The above-referenced disclosure has been revised in response to the Staff’s comment.

Where you can find more information, page 162

15.	Delete the qualification in the last sentence of the first paragraph.

The qualification in the last sentence of the first paragraph of the above-referenced disclosure has been deleted.

* * *

LUSE GORMAN POMERENK & SCHICK

                    A PROFESSIONAL CORPORATION

Mr. William Friar

October 27, 2006

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2001 or Marc Levy at 202-274-2009.

Very truly yours,

/s/ John J.Gorman

cc:	Kevin Lynch, Chairman, President and
Chief Executive Officer
Marc Levy, Esq.